

August 1, 2014

Morrison C. Warren, Esq.
Chapman and Cutler LLP
11 W. Monroe St.
Chicago, Illinois 60603-4080

      Re: Incapital Unit Trust, Series 55 ("Incapital")
         File Nos. 333-197243; 811-22581

Dear Mr. Warren:

      On July 3, 2014, Incapital filed a registration statement on Form S-6 under the Securities Act of 1933 (the "Securities Act") for the registration of units representing the ownership of interests in Incapital. Incapital proposes to offer one underlying unit investment trust, the Nuveen Core Real Estate Securities Portfolio, 3Q 2014 (the "Trust"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Investment Objective (p. 2)

1. The first paragraph states "*[t]he Trust seeks to provide above average current income and capital appreciation...*" State what the Trust considers "average" current income. Clarify whether "above average" also modifies capital appreciation, and if so, state what the Trust considers average capital appreciation.

Who May Want to Invest (p. 2)

2. The first bullet point states that the Trust may be an appropriate investment for investors seeking "*[a]ccess to real estate properties.*" Revise this sentence so that it is clear that an investor will gain access to an investment in real estate property and will not gain access to the property itself.

3. Similarly, the third bullet point refers to "*[a]ccess to an asset manager with more than 20 years of real estate industry experience.*" This suggests that an investor may be able to consult the asset manager directly. Consider rephrasing this bullet point to refer instead to "a portfolio chosen by an asset manager..."

4.   The final sentence states that "*[t]he Trust is designed to be a part of a long-term investment*." Explain how this is an accurate statement given that the Trust will terminate in 15 months.

Principal Investment Strategy (p. 2)

5.   The third sentence of the first paragraph states that "*[t]he Trust expects to emphasize investments in the common shares of equity REITs...*" Specify what is meant by "emphasize" in this sentence. For example, if the Trust intends to invest a majority or a certain percentage of its assets in equity REITs, disclose this intention.

6.   The same sentence then refers to "*mortgage and hybrid REITs, the preferred stock of various REITs, and real estate operating companies*." Provide brief descriptions of each of these types of investments.

7.   The last sentence of the first paragraph states "*As a result of investing primarily in REITs, the Trust is concentrated in the financial sector*." Given that the Trust is investing primarily in REITs, specify instead that the Trust is concentrated in the real estate sector.

8.   The first sentence of the second paragraph refers to the Trust's goal of seeking securities with "*reduced volatility*." Explain what is meant by "reduced volatility" by stating to what a security's volatility is compared.

9.   The second sentence of the second paragraph states that "*Nuveen Asset Management's propriety investment process...focuses on valuation-driven security selection of property types that provide broad diversification across various real estate sectors, including those not captured by the Trust's benchmark…*" Explain in plain English what is meant by "valuation-driven security selection of property types." Consider also disclosing the real estate sectors that are captured by the Benchmark and the real estate sectors not included in the Benchmark that the Trust intends to capture.

Selection of Portfolio Securities (p. 3)

10.   The first sentence states that "*Nuveen Asset Management selects companies it believes represent core real estate holdings that exhibit a strong management team, a strong competitive position, attractive return potential, above average growth in funds from operations, and a sound balance sheet*." Explain what is meant by "core real estate holdings." Also clarify whether Nuveen Asset Management looks for companies that exhibit a strong management team, a strong competitive position, etc. or whether they look for companies with underlying real estate holdings that exhibit a strong management team, a strong competitive team, etc.

11. The second paragraph lists the following real estate sectors: "*apartments, community centers, health care facilities, shopping malls, industrial buildings, lodging, net lease, self-storage, mortgage REITs, and office buildings.*" Consider whether a mortgage REIT is truly a real estate sector as opposed to a type of investment, especially given the nature of the other sectors listed. Consider also explaining what a "net lease" is.

12. The second paragraph continues "*Nuveen Asset Management recommends a portfolio of real estate securities irrespective of each holdings' sector and then weights each holding to create a predominately sector neutral exposure relative to that of the Benchmark. As a result, the relative weights of the Trust's holdings may vary considerably when compared to the Benchmark's constituents.*" The second sentence in particular may be confusing to investors and should be clarified in plain English. Consider also combining this disclosure with the discussion of the Trust's sector neutral exposure strategy on page 4.

13. The third paragraph states that Nuveen Asset Management will identify "*an initial universe of over 200 real estate securities.*" Explain how this initial universe is identified.

14. The third paragraph also refers to "*a portfolio that has the potential to perform at different stages of the real estate cycle.*" Explain what this means and consider including a brief discussion of the stages of the real estate cycle.

15. The last sentence of the third paragraph begins, "*[t]he real estate securities that are eligible for the Trust are then narrowed down based on a multi-step process that includes: economic research, sector and property analysis, quantitative screens, and qualitative screens…*" Disclose whether the "securities that are eligible for the Trust" are the initial 200 real estate securities identified or whether the Trust considers other criteria in determining if a security is eligible. Explain with more specificity what kind of economic research will be conducted and what kinds of quantitative and qualitative screens will be used.

16. The fourth paragraph states that "*[r]elative value analysis that includes property type analysis is conducted…*" and that "*[a]dditional analysis is conducted to assess cash flow potential, geographical location and management experience.*" Clarify whether these analyses are part of the multi-step process referred to in the third paragraph. Disclose whether these analyses are conducted with respect to the REITs in which the Trust invests or with respect to the underlying holdings of the REITs.

17. The fourth paragraph also refers to "*the use of different frameworks that evaluate a security's risk and return tradeoffs.*" Explain these frameworks in further detail.

18. The third paragraph on page 4 states that "*[t]he security selection process used to determine the Trust's portfolio was finalized by Nuveen Asset Management on ____, 2014.*" Revise this sentence to clarify that securities, as opposed to the process, were selected on this day.

Principal Risks (p. 4)

19. Move the following excerpt from page 5 to the strategy section, as it is not risk disclosure. "*A REIT is a company that buys, develops, finances and/or manages income-producing real estate. Such securities may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings.*"

20. The second to last paragraph on page 5 begins "*[t]he Trust is concentrated in the financial sector*" and the last paragraph on page 5 states that "*[s]ome of the risks associated with the financial sector are listed below.*" As stated above in comment 7, the Trust is concentrated in the real estate sector. Accordingly, disclose risks relating more specifically to the real estate sector, rather than the financial sector. Disclose all, as opposed to some, of the material risks of investing in the real estate sector.

21. The second full paragraph on page 5 refers to "*the basket.*" Since the portfolio is not referred to as a "basket" of securities elsewhere in the prospectus, delete or replace this reference.

22. The risk factor on pages 6 and 7 discusses emerging market risks. Disclose how the Trust determines whether a country is an emerging market.

23. Relocate the risk factor entitled "*[t]he Sponsor does not actively manage the portfolio*" to the beginning of the principal risks section.

Fee Table (p. 9)

24. Footnote 3 to the fee table states that, with respect to investors who purchase units in the secondary market, "*[t]he initial sales fee, which you will pay at the time of purchase, is equal to the difference between 2.95% of the public offering price and the maximum remaining deferred sales fee.*" However, footnote 2 to the fee table and page B-3 under the heading "*Initial Sales Fee*" both state that the initial sales fee is equal to "*the difference between the maximum sales fee and the sum of the maximum remaining deferred sales fee and the creation and development fee.*" Clarify whether the creation and development fee will be taken into account in calculating the initial sales fee for investors who purchase shares in the secondary market.

25. Footnote 4 to the fee table states the "*[t]he actual creation and development fee is $0.05 per unit…*" Clarify that the creation and development fee is a fixed amount per unit and does not vary with the public offering price. Disclose whether shareholders

who subscribe after the end of the initial offering period will have to pay the creation and development fee.

Distributions (p. 11)

26. The second full paragraph states that "*[y]ou may change an election by contacting your financial professional or the trustee of the Trust*." Disclose the name of the trustee of the Trust here for investor convenience.

Prospectus Part B

Buying Units (B-1)

27. Consider reversing the two paragraphs under the heading "*Transactional Sales Fee*" in order to clarify to the reader that the transactional sales fee is variable and will not equal 2.45% for every investor.

28. Similarly, under the heading "*Initial Sales Fee*," consider moving the first sentence to the end of the paragraph in order to show that 1% is only an example of what an investor might pay as an initial sales fee and that if the public offering price is not $10, then the investor's initial sales fee will be a different percentage.

29. Under the heading "*Initial Sales Fee*," the second to last sentence states that the creation and development fee is "*initially $0.195 per unit*." This is inconsistent with the fee table in the Prospectus which states that the creation and development fee is $0.05 per unit. In addition, clarify whether investors who purchase units on the secondary market will pay a creation and development fee.

30. In the table under the heading "*Large Purchases*," the two columns are labelled "*Sales Charge*" and "*Sales Charge Reductions*." For clarity, use terminology that is consistent with the rest of the Prospectus, i.e., "Maximum Sales Fee" and "Maximum Sales Fee Reductions."

31. Under the heading "*Exchange or Rollover Option*," explain what is meant by "*a reduction of 1% of the maximum public offering price, which will include a deferred sales fee*." Clarify how the maximum sales fee and the initial sales fee will be calculated in the case of a 1% reduction of the maximum public offering price.

32. The disclosure under the heading "*Employees*" states that "*Incapital does not charge the portion of the sales fee that it would normally pay to your financial professional*" and that "*[y]ou pay only the portion of the fee that the Sponsor retains*." Disclose how an employee can determine what portion of the sales fee would normally be paid to his or her financial professional and what portion of the fee the Sponsor retains.

33. The following two sentences appear under the heading "*Dividend Reinvestment Plan*." "*Incapital does not charge any transactional sales fee when you reinvest distributions from your Trust into additional units of the Trust. Because the deferred sales fee is a fixed dollar amount per unit, your Trust must charge the deferred sales fee per until regardless of this discount*." As disclosed on page B-3, the transactional sales fee includes both the initial sales fee and the deferred sales fee. Since the Trust must charge the deferred sales fee, and that deferred sales fee is part of transactional sales fee, explain how the statement that "*Incapital does not charge any transactional sales fee*" is accurate.

Investment Risks (B-13)

34. The "*Market Risk*" section includes the phrase "*you should remember that Incapital does not manage your portfolio*." Revise "your portfolio" to "the portfolio."

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please inform the staff of the information the Trust proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6910.

Sincerely,

/s/ Stephanie D. Hui

Stephanie D. Hui